

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Via E-mail
Ronald R. Helm
Chairman and CEO
Pacific Biomarkers, Inc.
220 West Harrison Street
Seattle, WA 98119

> **Re: Pacific Biomarkers, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 23, 2011**
> **File Number 000-21537**

Dear Mr. Helm:

We have limited our review of the above referenced filing to the issues identified in this letter and have the following comments.

Please respond to this letter by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed June 23, 2011

1. Based on your unaudited balance sheet as of March 31, 2011, as reported in your quarterly report on Form 10-Q, the amount of your total assets at such date was $4,560,672, the amount of your total liabilities was $5,318,111 and total stockholders' equity was ($757,439). However, given your market capitalization of approximately $4.2 million, it appears that the market has assigned a much greater value to your assets than the book value shown on your balance sheet. Therefore, in your discussion of the board's assessment of the purchase price, please address the extent to which the board considered, if at all, that the company's market capitalization could imply a greater value for the assets than will be paid by Emerald Star.

2. This proxy statement asks shareholders to approve an "asset sale proposal." In proxy statements soliciting authorization for the disposal of a significant business, the Division of Corporation Finance's July 2011 Interim Supplement to Publicly Available Telephone Interpretations, Section H6, instructs that the registrant should

include its audited financial statements for each of the two most recent fiscal years, plus unaudited interim periods. The registrant should also include its pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period. Please amend your filing to include the required financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Timothy Woodland
        Cairncross & Hempelmann
        524 Second Ave., Ste. 500
        Seattle, WA 98104-2323